Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net (Loss)	Shares
	Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended September 30, 2004
Basic EPS	$(17,798)	48,305,708	$(0.37)
Diluted EPS (No effect of options: anti-dilutive)	$(17,798)	48,305,708	$(0.37)
Quarter ended September 30, 2003
Basic EPS	$62,132	48,214,793	$1.29
Diluted EPS	$62,132	48,300,348	$1.29

Nine months ended September 30, 2004
Basic EPS	$129,978	48,276,603	$2.69
Diluted EPS	$129,978	48,362,411	$2.69
Nine months ended September 30, 2003
Basic EPS	$195,248	48,194,170	$4.05
Diluted EPS	$195,248	48,280,373	$4.04